Mail Stop 3720

August 21, 2007

By U.S. Mail and facsimile to (210) 829-9139

Richard Hochhauser
Chief Executive Officer
Harte-Hanks Inc.
200 Concord Plaza Dr. #800
San Antonio, TX 78216

Re: Harte-Hanks Inc.
Definitive Schedule 14A
Filed April 13, 2007
File No. 1-07120

Dear Mr. Hochhauser:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Executive Compensation Discussion, page 11

Compensation Discussion and Analysis, page 11

Compensation Philosophy, Principles and Policies, page 11

1.   We note your statement on page twelve immediately following a list identifying benchmarked companies that you "also review more broad-based market data of companies of similar size or in similar industries…." Ensure and clarify that you have identified all of the companies that you considered for purposes of benchmarking named executive officer compensation. See Item 402(b)(2)(xiv) of Regulation S-K. Provide more details as to how your compensation committee considered the levels and elements of the benchmarked companies' compensation in determining the various levels and particular elements of your executive compensation.

2.   The summary compensation table on page 18 and your summary of employment agreements show that various compensation elements for Mr. Hochhauser are notably higher than for the other named executive officers. Yet it is not apparent as to the reason for his different treatment or whether his circumstances reflect material differences in your policy or decision-making regarding the executives' compensation. Please clarify. See Section II.B.1 of Securities Act Release No. 8732A. Please further explain why you have treated Mr. Hochhauser differently among the officers regarding the forms in which his salary and incentive awards are paid.

Elements of Compensation, page 13

3.   On page 11 you state that your executive compensation programs are designed to, among other things, "retain high performing individuals who will significantly contribute to [y]our long-term success and the creation of stockholder value" and that your "fundamental philosophy is to link closely [y]our executives' compensation with the achievement of annual and long-term performance goals." On page 12 you state that the compensation committee recommends compensation awards that are based upon, among other things, "individual performance and that are designed to motivate [y]our executives to achieve strategic business objectives…." On pages 13 and 14 you make similar statements about the apparently individually-tailored considerations the compensation committee makes in determining base salary levels and long-term incentive compensation. Throughout your compensation discussion and analysis, analyze how the committee's or the board's consideration of these individual performance, subjective and other mentioned factors resulted in the amounts paid for each compensation element to each officer for the last fiscal year.

4.   On page 14 you disclose the types of company performance measures the committee established for determining incentive compensation. Please disclose the performance targets and threshold levels that must be reached for payment to the executives. See Item 402(b)(2)(v) of Regulation S-K. To the extent that you have not disclosed the targets or threshold levels because you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis supporting your conclusion. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, explain how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

5.   Discuss whether discretion can be or has been exercised by the board or compensation committee either to award annual or long-term incentive compensation absent attainment of the relevant performance goal(s) or to reduce the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

6.   We note the various arrangements you have with the named executive officers and various scenarios described in the section starting on page 25 discussing termination and change-in-control payment arrangements. In the compensation discussion and analysis, please discuss how your severance arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

Potential Payments upon Termination or Change in Control, page 25

7.   In each named executive officer's table, consider including a row that shows total compensation following each kind of termination event.

Director Compensation, page 32

8.   Disclose the aggregate number of stock awards outstanding at fiscal year end held by each of the directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3359 with any questions.

Sincerely,

Cheryl L. Grant
Attorney-Advisor